SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 20, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: November 20, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Voraxaze™ rolling BLA submission initiated with the US FDA

London, UK; Brentwood, TN, US; 20 November 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today announces that it has commenced the submission of a rolling Biologics License Application (BLA) for Voraxaze with the Food and Drug Administration (FDA) in the US. This marketing application is being made for the interventional use of Voraxaze for the rapid and sustained reduction of methotrexate (MTX) in patients who have toxic MTX levels due to impaired renal function.

Voraxaze contains an enzyme that breaks down MTX, a commonly used cancer drug. It is an investigational new drug that is available in the US under a Treatment Protocol for patients receiving high dose MTX (≥1g/m2) who are experiencing, or at risk of, MTX toxicity. High dose MTX is used to treat or prevent the recurrence of certain types of cancer. Patients are considered at risk of MTX toxicity if they have impaired renal function, which can lead to a delay in MTX elimination, or have evidence of delayed elimination based on MTX levels. Voraxaze is also available in Europe and elsewhere outside the US on a named patient basis.

The development program for interventional use of Voraxaze has been granted Fast Track designation by the FDA, enabling the submission of the licensing application in sections rather than all components simultaneously. The Voraxaze rolling BLA commenced today with the submission of a pre-clinical data module. The remaining two modules containing the CMC (chemistry, manufacturing and control) and clinical data are scheduled for submission within the next 12 months, as stipulated by the FDA. Protherics intends to seek a Priority Review, reducing the time for the BLA review from 10 to 6 months from submission of the final part of the application. This would allow a potential marketing approval in US in 2010. Protherics estimates that the global market potential for Voraxaze, for interventional use, is approximately $25-50m per annum.

Andrew Heath, Chief Executive of Protherics, commented:

“The initiation of the Voraxaze BLA submission represents a significant milestone towards enhancing our portfolio of niche, specialty pharmaceutical products. Approval by the FDA would provide an excellent opportunity for us to promote and sell this important product in the US, alongside CroFab™ and DigiFab™ when their US marketing rights are returned to us in 2010."

| Ends |

For further information please contact:

Protherics
Ashley Tapp, Communication Manager	+44 (0) 7790 811 554
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab™ and DigiFab™, approved for sale in the US. The Company has the opportunity to sell these products in the US from October 2010 together with Voraxaze™, a supportive cancer care product, following anticipated approval in the US in 2010. Protherics is also developing a number of other products in the cancer arena that it can commercialise in-house.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab™ which has been partnered by AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and Digoxin Immune Fabs for which licensing partners will be sought in 2008-2009.  These products have the potential to be high value products that can provide additional funding for the Company.

Protherics reported revenues of £26.1 million for the year ended 31 March 2008 and a strong cash balance of £37.7 million. With headquarters in London, the Company has approximately 300 employees across its operations in the UK, US and Australia.

On Thursday, 18th September Protherics announced a proposed merger with BTG through a recommended share offer.

For further information visit www.protherics.com

About Methotrexate

Methotrexate (MTX) is a widely used anti-cancer drug which is often used in high-doses (>1g/m2) in certain types of cancer. However, MTX can result in reduced kidney function, particularly when used in high doses. This further delays the elimination of methotrexate from the body leading to mucositis, increased haematological toxicity and increased risk of sepsis and in some instances death.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.